FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”), dated July 11, 2008, regarding the extension of the observation period for the Information Monitor.

FREE TRANSLATION

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, July 11, 2008

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Extension Observation.

Dear Sir,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A. (“the Company”), I hereby inform you that yesterday we received notice of a resolution issued by the First Instance National Court in Commercial Matters No. 16, Secretary No. 32, related to the case in which Mr Rafael M. Manóvil was appointed as Information Monitor with the capacity of an observer in the group of companies integrated by Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A. and their subsidiaries.

The Information Monitor, delivered his final report to the Court and with such event his function ceased. However, per the instructions adopted by the Court and notified to us yesterday, the Observer ´s period for the accomplishment of his functions was extended for 40 days to be counted since the mentioned resolution of the Court.

In such additional period, the Information Monitor has to collect and present to the Court documentation and additional information on the subjects specifically determined in the resolution, as well as to be present at and to give account to the Court of the acts of the corporate bodies of the companies that integrated the denominated “ Telecom Argentina Group”.

Sincerely,

Enrique Garrido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 14, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors